EXHIBIT A

Transactions in the Shares effected since the Original Schedule 13D

The following table sets forth all transactions in the Shares effected by the Reporting Person since the filing of the Original Schedule 13D. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

SHARES

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
2/28/2014	(143,040)	46.65
3/4/2014	(93,100)	47.07
3/4/2014	(56,900)	47.08
3/4/2014	(50,000)	47.21
3/4/2014	(200,000)	47.22